                                                             FILE NO.
                                                             070-06322


                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003





                                    CONTENTS


                                                                     Page

Statements of Transfer Fee Billings                                    1

Summary of Costs Incurred                                              2

Calculation of Allowed Cost of Capital - Effective April 1, 2003       3




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
                                                         OHIO POWER COMPANY
                                                         COOK COAL TERMINAL
                                                 STATEMENTS OF TRANSFER FEE BILLINGS
                                           BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003
                                      January 2003                    February 2003                      March 2003
                             -----------------------------    -----------------------------    -----------------------------
                                                  Billings                         Billings                         Billings
                             Tons         Fee     Amount      Tons        Fee      Amount      Tons         Fee     Amount
                             ----         ---     ------      ----        ---      ------      ----         ---     ------
                                       (per ton)  (000)                (per ton)   (000)                 (per ton)  (000)
SERVICE TO AFFILIATES

    Rockport Plant . . . .     884,030   $1.48     $1,308       727,499  $1.48       $1,077      732,354   $1.48      $1,084

    Tanners Creek  . . . .      44,161   $1.48         65        26,400  $1.48           39         -      $1.48         -

SERVICE TO NON-AFFILIATES      601,638   $1.22        733       500,130  $1.22          608      632,556   $1.26         800
-------------------------    ---------             ------     ---------              ------    ---------              ------

    TOTAL. . . . . . . . .   1,529,829             $2,106     1,254,029              $1,724    1,364,910              $1,884
                             =========             ======     =========              ======    =========              ======




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                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003

                                                                    Three
                                                                    Months
                                 January    February     March      Ended
                                   2003       2003        2003     3/31/03
                                 -------    --------     -----     -------
                                              (in thousands)

Labor-UMW* . . . . . . . . . . . $  507     $  374      $  434     $1,315
Benefits-UMW*. . . . . . . . . .    189        237         241        667
Operating Materials. . . . . . .    105        125         203        433
Materials and Services . . . . .    116        112         182        410
Other Billed Services. . . . . .      9         -           16         25
Taxes**. . . . . . . . . . . . .    151        112          86        349
Rentals. . . . . . . . . . . . .    576        588         582      1,746
Depreciation . . . . . . . . . .      9          9           9         27
Normalization. . . . . . . . . .    411        245         100        756
Other. . . . . . . . . . . . . .    659        558         598      1,815
                                 ------     ------      ------     ------

          Total. . . . . . . . . $2,732     $2,360      $2,451     $7,543
                                 ======     ======      ======     ======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in benefits.






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                               OHIO POWER COMPANY
              COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                          RATE OF RETURN ON INVESTMENT


                CAPITALIZATION                                    AFTER-TAX
                  @12/31/02       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT            (000)        OF TOTAL         COST        RATE OF RETURN
---------       --------------    --------      ---------      --------------

Long-term Debt  $1,059,119(a)       45.70%        7.54%(c)          3.44%

Preferred Stock     25,498           1.10%        4.94%(c)          0.05%

Common Stock     1,233,114(b)       53.20%       12.81%(d)          6.82%
                ----------         ------                           ----

Total           $2,317,731         100.00%                         10.31%*
                ==========         ======                          =====


a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings. c) Cost at 12/31/02. d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995. * Rate will be applied for billing purposes to the twelve months period commencing April 1, 2003.